UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited, dated January 7, 2009, announcing a public offering.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) Announces Public Offering.

Hamilton, Bermuda, January 7, 2009

In order to fund further acquisitions under planning, Nordic American Tanker Shipping Ltd. (the “Company”) today announced an underwritten public offering of 3,000,000 common shares.  The common shares are being offered pursuant to the Company’s effective shelf registration statement.  Morgan Stanley is acting as the bookrunning manager for the offering.  The Company expects to close the sale of the common shares on January 13, 2009, subject to customary closing conditions.  The Company has granted the underwriters a 30-day option to purchase up to 450,000 additional shares to cover over-allotments.

The common shares purchased by Morgan Stanley are being offered for resale from time to time in negotiated transactions or otherwise, at market prices on the New York Stock Exchange prevailing at the time of sale, at prices related to such prevailing market prices or otherwise.

The Chairman & CEO of the Company, Herbjorn Hansson commented:

“In our view, the present markets offer attractive opportunities to increase the Company’s fleet further. Because of the financial turmoil internationally, ship values have been reduced. We believe that our past acquisitions have been accretive, that is, after acquisitions our dividend and earnings per share have been higher than under a scenario where such acquisitions had not taken place.  We announced an agreement to buy a double hull Suezmax tanker earlier this week, which is expected to be financed with funds that were available to the Company before this offering.  Going forward, we expect this offering to strengthen the Company`s equity base and increase the Company’s capacity to make further acquisitions. So far in 2009 the spot charter contracts which have been concluded for our Suezmax vessels, have on average been above the average level achieved for the 4th quarter of 2008. As a matter of policy the Company does not predict future spot rates.”

The offering is being made only by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering will be filed with the Securities and Exchange Commission. When available, copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department or by email at prospectus@morganstanley.com.

About the Company

The Company is an international tanker company that owns 12 modern double-hull Suezmax tankers and has agreed to acquire an additional three double-hull Suezmax tankers, of which two are newbuilding Suezmax tankers and one is an existing Suezmax tanker that the Company has agreed to acquire.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: January 7, 2009	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

SK 01318 0002 953415